UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016 (Report No. 2)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Results of the Extraordinary General Meeting of Series 1 Option Holders

On August 11, 2016, Cellect Biotechnology Ltd. (the “Company”) submitted an immediate report with the Israeli Securities Authority regarding an extraordinary general meeting of its Series 1 option holders to be held on September 4, 2016. The Series 1 options are traded solely on the Tel Aviv Stock Exchange. The sole agenda item at the meeting was to approve the Company’s transition to a reporting regime in accordance with the U.S. Securities Exchange Act of 1934, as amended.

At the meeting, the Series 1 option holders approved the sole agenda item as originally proposed.

The Company’s shareholders (holders of ordinary shares and American depository shares) will vote on this matter at an upcoming meeting on September 18, 2016, as previously announced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: September 6, 2016